EXHIBIT 99.5

Q4 & Full Year & 2005-Q4 Analysts / Investors Conference Call

7:15 PM IST, April 22, 2005

Moderator

If you should require assistance during the call, please press * then 0. As a reminder this conference is being recorded. I would now like to turn the conference to your host, Sridhar Ramasubbu, please go ahead.

Sridhar

Good morning. Jatin, Lan, and myself in the IR team, extend a warm welcome to all the participants to Wipro’s fourth quarter results and earnings call for quarter ended March 2005. We have here the entire senior management team from Wipro, Azim Premji, Vivek Paul, Suresh Senapaty, Suresh Vaswani, and others. In addition, we also have the management team from global IT business who are assembled here to answer specific questions related to their business as well as geographies. Azim Premji, Chairman, and Suresh, CFO, will provide the opening remarks on US GAAP results for the quarter ended March 2005. Before we get on with the call, we would like to provide the disclaimer on forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on managements current expectations and are associated with uncertainty and risks, and we do not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing thereof with SEC. The call is scheduled for one hour. The presentation of the fourth quarter results will be followed by a Q&A session. The operator will walk you through the procedure of asking questions. The entire earnings call proceeding are being archived and transcripts will be made available after the call at www.Wipro.com. I am online on e-mail and if you have any specific questions, which you are unable to ask, please send me an email and we will address those questions as well at the end of the Q&A. Ladies and gentlemen, over to Mr. Azim Premji, Chairman, Wipro.

Azim Premji

Good morning to all of you all. By this time, you would have had an opportunity to study our financial results for the quarter and year ended March 31, 2005. Hence, I would like to take this opportunity to share with you some of our thoughts on our performance and on our prospects.

The results of 2004-2005 were satisfying from many perspectives. Our global IT business grew revenue in dollar terms by 43%. Growth was broad based in terms of verticals, geographies, and service lines. Our differentiated services such as technology infrastructure services and testing services grew ahead of the overall growth rate as did our Europe geography where we invested early.

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Wipro Limited

We improved our client mining as indicated by the substantial increase in the number of customers contributing revenue of over $1 million, $3 million, $10 million, and $20 million.

We raised a bar on operational efficiency leading to improved price realization and enhanced proportion of revenues from offshore projects, resulting in a far healthier operating margin despite increase in compensation cost, non-cash charge of restricted stock units and a sharply appreciating rupee.

The process of strategic transformation in our BPO business continues. The key aspect of this transformation, apart from changing the revenue profile, is tighter integration with our verticals. This will help us not only in building domain competency in our BPO business but also ensure a far superior go-to-market approach.

Our India, Middle East, and Asia Pac IT business recorded revenue growth of 42%, and operating profits growth of 27%. Equally importantly the investments we made in newer service lines and newer geographies in this business, have started reflecting in the operating results of that business. Our Consumer Care, Lighting, and Fluid power business delivered robust results also.

Prospects for 2005-2006 are exciting. Our success in strategy execution in 2004-2005 and the tangible results that it has delivered in terms of our operating performance has reinforced our confidence that we are on the track to achieve our vision of global leadership. As customers make increasing demands in terms of integrated solutions and improved cost performance, we are well positioned to meet them based on our unique business model of diversified services coupled with proven benefits for our customers. We are aware that these future opportunities will also bring in challenges. Managing scale, combating the uncertainties on currency front, and executing the strategic transformation in our business process outsourcing business are some of the immediate challenges that we face. Over the last 59 years of our experience, we have encountered many opportunities and challenges in our business. Every single time we have seized the opportunity and triumphed over the challenges. We see no reason why we should not be able to do it again and again in the future.

I will now request Suresh Senapaty, our CFO, to comment on our financial results.

Suresh Senapaty

Good morning everybody. Before we take on questions I thought I would touch upon areas in our performance and financials that would be of interest to you all. Let me start with giving the composition of our growth.

During the quarter ended March 31, 2005, we had sequential revenue growth of 6.4% in our global IT services business which comprised of 6.8% revenue growth in the IT services and 3% growth in the BPO services. The 6.8% growth in the services component was driven by a 8.5% growth in the volume of business partially offset by a 2.1% decline in realization for work performed onsite and 0.9% decline in work performed offshore. The decline in realization was primarily due to closure of certain fixed price projects and shift in the mix of customers.

On forex front, our realized rate for the quarter was Rs. 44.44 a dollar versus the rate of Rs.45.11 a dollar the earlier quarter. Realization for the quarter ended December 2004 representing a decline of 1.5% sequentially. As of March 31, 2005, after allocation of foreign currency assets on balance sheet, we have outstanding hedges of about $503 million deliverable over the next four quarters.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Operating margin for our global IT business for the quarter was 26.1%. We were able to broadly maintain our profitability and gross margin levels despite lower price realization and impact of currency appreciation through higher utilization, increase in the proportion of revenues from offshore projects, and operational improvements. However, we continue to invest for the future resulting in an increase in the SG&A cost as proportion of our revenues.

During the quarter we obtained permission for change of name of Wipro Spectramind Services Limited to Wipro BPO Solutions Limited. Further, in line with the strategic transformation initiative, we propose to merge the Wipro BPO with Wipro Limited. Apart from the benefits indicated by Mr. Premji, this merger will strengthen the integration process in terms of facilities, infrastructure and people, thereby providing a superior value proposition to customers and shareholders. The merger is subject to approval from shareholders and the Board.

For the quarter ended June 2005, we expect volume led growth with broadly stable price realization. We expect operating margins to be flattish excluding the impact of currency appreciation.

We would be glad to take questions now.

Moderator

Ladies and gentlemen if you wish to ask any questions, please press * then 1 on your touchtone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at anytime by pressing the £ key. If you are using a speakerphone, please pick up the handset before pressing numbers. Once again, if you a have question, please press *1 at this time. Your first question comes from the line of Moshe Katri from SG Cowen, please go ahead.

Moshe Katri

Thanks operator, and congratulations for a very nice quarter gentleman. I wanted to first talk about the demand environment, maybe you can talk about demand by the various verticals that Wipro focusses on.

Vivek Paul

Sure, maybe what we can do is we will ask our different SBU heads to speak about their verticals. We will start with Sudip Banerjee who will talk about Enterprise, Girish, who runs our Financial Services Business had a conflict so I will cover that for him.

Sudip Banerjee:

Within enterprise solutions, the verticals that we service are manufacturing, retail, energy and utilities, travel and transportation, media and services, and healthcare. If you look at each of these verticals, in the past year we found that our travel transportation, media and services vertical grew year on year by 84%. So we have had a very strong demand engine, and as we look into the year ahead, we think that we are going to see growth in that sector as well.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Retail is another area where we are finding a lot of traction. Customers are coming back for the industry solutions and our focus on solutions with respect to RFID or global data synchronization are creating demand for us in that space.

In the energy and utilities space, within that the oil sector is showing a lot of buoyancy. We have had strong client additions and in that particular sector we think that the demand will continue to be high.

As far as manufacturing is concerned, it is broken up into several sub-practices like automotive and pharma, and the ones which I would like to pickup are really pharmaceuticals where we find that there is great interest from the pharma companies in the last six months and they are coming onto offshoring bandwagon, which they weren’t there earlier.

So that covers the enterprise space, and I will hand it back to Vivek to cover the Financial Services.

Vivek Paul

On the financial services side what we are seeing is that our insurance business where we have a very strong position continues to be the driver for growth, particularly in Europe where we have relationships with pretty much every insurance company, and we are seeing growth there.

In terms of banking, we are seeing us beginning to enter multi-vendor situations where we were out all together, in other words, companies that were sole sourcing are now multiple sourcing and as a result we are able to get some breaks in there.

On the securities business, while we have done well, we see a little bit of a slowdown, not a slowdown in terms of reduction, but a slowdown in terms of the rate of the growth. I think that that is still a decent business for us and we continue to have a strong position with big securities players.

In terms of the R&D businesses, I will now ask Ramesh Emani to talk about embedded and Dr. Rao will talk about the telecom business.

Ramesh

In the embedded business, you can broadly classify the work what we do under one segment what I call the computing segment, which includes the computing server, software products, and then the storage and the peripheral companies; that is one category. And the other category around the semiconductor companies and the associated work like consumer electronics, automotive, industrial automation, and the avionics.

We have seen a revival in the semiconductor business. We have seen some slowdown in that market in the earlier quarters. This quarter we have seen a revival happening and we have seen good growth. We have seen a very good growth in the storage space, where we are working with a number of storage companies. We are seeing a moderate kind of a growth in the consumer and the automotive space and we are yet to make a big impact in the automation and the avionics market. But because we are addressing so many varieties of verticals, wherever there is some dip in one of the verticals we are able to be recovering in the other areas. But overall, the R&D space is very dependent on the market feel in terms of the overall GDP growth and other parameters, so in that sense I will definitely say this market has a..., will have a little lower growth compared to may be some other verticals.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Moshe Katri

And then if we are looking at your top 5 or top 10 clients for the quarter, are we seeing at this point stable demand, increasing demand? What should we model for going forward do you think, maybe moderate growth on a sequential basis?

Vivek Paul

I think if you look at our top 10 accounts they grew at 9.5% or so, sequential basis. So I think we have had pretty good growth. I think that it is really difficult for me to be able to give you guidance that such a precise level down to account wise for you to be able to do your modeling, I think that what I could do is just pull back, and I am sorry, I cannot help you anymore on that to say that we are seeing growth, we are seeing the overall spend moderate, we are seeing more offshore intensity, and as a result as this quarter has indicated, kind of a steady as ship goes performance.

Moshe Katri

And then finally, obviously we can’t live without talking about pricing, maybe talk a bit about the general pricing environment or get new deals, and maybe pricing of your top 5, top 10 clients.

Vivek Paul

Sure. What we will do is, first we will talk about the fact that the difference as we talked many time before between realization and pricing. This quarter we did see a drop in realization, and that realization was driven on the back of not at all any head to head price negotiations where we have lowered price, not at all any reduction in new account pricing, in fact the new account pricing continues to run nicely ahead of our overall average. It was purely the result of a mix resulting from two factors, one is the service line mix and the second is a lower fixed price project mix into the overall revenues. That stuff is difficult to call. That stuff is, you know, sort of, you just collect whatever revenue come in, you kind of do the percentages at the end. We try to sell every service as much as we can. So I think that having said that, I will now focus in on pricing and answering your question about what is the outlook for pricing. While we are proud that we have had a very good track record of raising prices and realizations over the past several quarters, we have always maintained that this is not something that we want to forecast, but we will take to the bank as and when we can get. And the reason for that is that we want to be very flexible, competitive environments change, competitive dynamics change, and we want to be flexible. And as things stand today, in the war for new accounts, we haven’t seen any change in pricing intensity. In terms of existing accounts coming back and asking for price reductions, we haven’t seen any change in that push. And finally, and unfortunately, in our quest for getting price increases and the customer resistance there too, we have also not seen any reduction in that resistance. So I think it is a pricing environment where we continue to push every button we can get. We have had a pretty good track record, but we are just not going to call that one.

Mosha Khatri

Thanks. Good quarter.

Vivek Paul

Thank you.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Moshe Katri

Thank you.

Moderator

Your next question comes from Edward Caso from Wachovia Securities, please go ahead.

Edward

Good evening. Thank you for taking my call. A few questions, one is, if you could get us updated on the Indian government budget, what is the timing, what the implications are particularly on the tax side, what implications that would be there, and then I have one other question.

Suresh Senapaty

We had a demand last year for financial year 1999-2000...

Sridhar

Senapaty, I think he is talking about the FBT tax..

Suresh Senapaty

Okay, I am sure. So far as the fringe benefit tax is concerned, as you know the government of India has set up a high level committee to talk with industry and get into details to be able to say what are the kind of changes that has to be brought out, and one of the statements this committee did make was that the genuine business expenditure will not be subjected to fringe benefit tax. So at this point of time, one is unsure. We expect much more clarity in the middle to end of May, when the final finance bill will get passed. At this point in time, we haven’t sort of factored any of that because in any case we expect the fringe benefit tax whatever it is, it will finally come to will be not significant, and if and when it comes it will be in the tax line.

Edward

One other question, you mentioned that you were getting traction getting into multi-vendor situation that have previously been someone else’s sole opportunity. Is it that sole opportunity, was it of the multinationals or was it of some of your peers?

Vivek Paul

A little bit of both.

Edward

Great. Thank you.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Moderator

Your next question comes from the line of Ashish Thadhani from Gilford Securities, please go ahead.

Ashish

Yes, good morning. There have been some hints of erratic revenue growth at some of your larger peers. Just wanted to know if Wipro was experiencing any negative effects on revenue from certain trends, specifically three, which you can turn. First, if there is any diminished urgency or diminished cost pressure at some of your clients. Number two, is the rapid transfer of work to offshore centers with lower billing rates is having any impact on revenue, any serious impact. And number three, if vendor diversification by clients to hold pricing down is having any impact?

Vivek Paul

Let me take first of all on an overall trend. I think that what we are seeing is that there is no overwhelming customer trend that is changing by behavior. I think whether it is them buying offshore, whether it is them taking a look at doing more with us, I mean, we are not seeing any significant trend. I mean, you perspective of offshore, frankly, our revenue growth for this year did seem to account the fact that our offshore component grew from 42 to 45% versus the year ago. So I think that we are not seeing any significant shift.

Ashish

Okay. And also, just to move forward, is it realistic to expect a full blown consulting revolution towards offshoring, in broad terms, how large is the addressable market in consulting relative to the present, and what are some of the key challenges that you might face and the timeframe during which your progress should be judged?

Vivek Paul

I think that, first of all, the big question really becomes, how do you define consulting, you know, I think if you take a look at consulting being, you know, on the one side, IT governance, IT architecture, IT strategy, the next level being business process and functional excellence, the third being competitive strategy and the fourth being corporate strategy. I think that most of our revenue comes from the first two, and I think that as you climb up that piece, the amount of offshorability declines. If you look at the total consulting revenue we get across all of the consulting lines we have, the Wipro Consulting piece that is under banking international services, the energy and utilities consulting, the quality consulting, the technology consulting, and then consultants we have embedded into different verticals, we get about 70 million dollars a year in overall revenue. So I think that.., and a lot of it is in the first couple of categories that I talked about, so there the offshore component is reasonable but it also has much higher onsite component than our normal ADM practice. Having said that, in terms of our outlook for the overall industry, I do not think we know enough yet to be able to answer that. I mean if I think about it in the very large, you know, multi billion dollar market when we are at 70 million dollars, I do not think we have as good a view of the overall capability as you might be expecting. I think that you just have to do this step at a time, and once you get a real view on the market, we will share it.

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Wipro Limited

Ashish

I understood. Very helpful. And a quick one for Suresh, you know, the tax rate is expected to rise as some of your exemptions expire through 2009, do you have any feel for what level and what timeframe your affective tax rate might peak?

Suresh Senapaty

I think, as you know that the tax concessions will seize to be by 2009 as, we are expecting it to peak soon after that year, that means the financial year 2009-2010. And from now to then, of course, we will have unit by unit some of them coming out and tax the effective tax rate, but more of it would be fairly rear-ended.

Ashish

Would it be a gradual increase or would it be a major step function in that 2009-2010 timeframe.

Suresh Senapaty

Yeah, it will be very gradual movement, and also if you have seen, now there are units being set up in SEZ, which is called Special Export Zone, which are export zones, and that tends to have a little different kind of a tax holiday, but net-net I think fair amount of tax rates will go up by 2009-2010.

Ashish

Excellent. Thank you very much. Good quarter.

Suresh Senapaty

Thank you.

Moderator

Your next question comes from the line of Trip Choudhary from Midwest Securities, please go ahead.

Mr. Choudhary

Thank you. Again, congratulations on a very good quarter here and a very phenomenal growth execution I would say. A few questions here, first of all, Vivek, it seems your Indian counterpart had a problem realizing the opportunities presented by compliance, especially they gave a reason that there quarter was not so great because of Sarbanes-Oxley issue, and it seems to me based on some comments that have come out of Wipro is that you were proactive and you had something to use the Sarbanes Oxley as a leverage and as an opportunity, I was wondering what prompted your thought process and how where you proactive while the other were not?

Vivek Paul

First of all, I want to give a lot of credit to everybody else, I mean, you know, I think we are very fortunate to be in this position and having been on the other side many times as well, I can tell you that

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Wipro Limited

there is no sort of singularity. I think that the way that we are looking at it is, we launched SOX practice about year ago, and you know, as a go-to-market, and I will ask Sudip Banerjee really under whom, it has been launched to speak about it for a moment, but it was just purely that we saw the spend increasing on the SOX side, and there was an opportunity to go after. Having said that, with regards to this particular quarter, I also want to be sympathetic that, you know, while SOX may not have been an industry wide issue, it could be an account specific issue in several accounts. We have been fortunate that it wasn’t an issue in any of our accounts, and if it was, it wasn’t as big an issue, and we were able to offset it elsewhere, but it is definitely an account specific possibility. I will turn over to Sudip who can talk about the SOX practice.

Sudip Banerjee:

We started the SOX practice about little over a year ago, and we saw a market opportunity because there was a lot of work which companies were wanting to give out to people who had the expertise to be able to do this documentation, fill in those templates, make sure the reports are as per the required formats, etc. So we started by developing our own team of consultants, who then did assessment studies, and finally we started winning projects, and those projects we started winning about 9 months back. The nature of the projects first where purely consulting projects, which means, 4-6 weeks type of projects, but they have now moved on to projects where we are doing a lot of work for clients, and our entire team on the SOX consulting side has gone up to over 200, and we are working today with a large number of clients in North America, providing SOX consulting and SOX execution. We look at this as an opportunity, where we invested early and we are hopeful that during the course of the next 12-15 months, when this activity peaks, we will be able to realize the opportunity in terms of having fairly good growth from this particular segment of the market.

Mr. Choudhary

Excellent. Second question I have was regarding the competitive dynamics in which we play here, especially in Europe as well as in US, I was wondering how is your win rate against the domestic, I mean, the US based big 5 companies, and how do you see that changing say over the next 11 months to 24 months.

Rich Garnick

From a competitive landscape standpoint you know I think, you know, just to Vivek’s point regarding consulting even with the scale that we have achieved as a business, we still as a company represent a small percentage of the overall IT services market. So to say, you know, what the broad trends are, I do not know if we could really answer that, I think we can first look at our own results. I think we are winning against multinationals as often as I am sure we are losing. We keep the statistics, our win rates continue to grow. Our focus has been for the past year or so to penetrate deeper our existing customers and on a strategic basis win new customers that match our ideal client profile so that we can grow and scale our opportunities within these customers based on a partnership model instead of a transactional and discrete customer by customer engagement. So, from our own internal view point we are winning more than we are losing.

Mr. Choudhary

And the last question would be for AHP. I was wondering like on your top 10 customers you have, you have been getting a lot of deals from them, I was wondering, do you think you may have, those

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

customers may have totally saturated amount of IT spend they need to outsource and probably in some situations as another analyst pointed out there may be a trend towards mutli-sourcing. I was wondering what is Wipro’s strategy to, number one, to probably in some situation say multi-sourcing as an advantage, and in certain situations pick your single sources, like in certain customer base, you are primarily almost 80 or 90% of their IT spend, I was wondering what dynamics you are seeing and how do you see you know this industry evolving over the next few years.

Azim Premji:

You know, just let me give you a broad comment on this, and I will ask Vivek to give you some more details on this. Frankly, we see a large opportunity in mining our large customers. We think we are nowhere anywhere saturation levels. We are nowhere near saturation levels vis-à-vis cross selling across geographies. We are nowhere near saturation level vis-à-vis cross selling across verticals. And many of our large customers are multi-sourcing now any way. Let me just have Vivek supplement this answer.

Vivek:

I think that, Azim pretty much covered it, I think that we are not convinced all that we are reaching a saturation point either in terms of our share of spend or their overall spend that can be moved offshore. And also, you could see the demonstration of that in the last quarter, where the top 10 we have grown about 9+ percent, about 9.6%, which is much better rate than what our average growth has been sequentially.

Rich Garnick

In 22 of our top 50 accounts, we had double digit growth.

Azim Premji

I don’t think you should underestimate the amount of shift, which is taking place to global sourcing versus sourcing in the locale in which these companies are located. There is a major opportunity in them shifting from partners who have not yet, built up very competent offshore centers.

Mr. Choudhary.

Okay, congratulations.

Moderator

Next question comes from the line of Louis Miscioscia, from Lehman Brothers. Please go ahead.

Louis:

Yes, thank you. If you look back at the fiscal you just ended, I guess..

Sridhar

Louis, can you speak up a little bit.

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Wipro Limited

Louis

Sure, is this better?

Sridhar

Yeah.

Louis

Okay. If we look back at the fiscal you just ended, broadly as an industry obviously it was a fantastic year, but it does seem like growth....

Rich Garnick

We cannot hear.

Louis

.... on year to year comparison is growing for many of them...

Sridhar

I think Louis they are not able to hear, I think you need to repeat the question, talk a little bit, speak up, little more.

Bala Krishnan

Or if we have still difficulty, Sridhar, you will have to again repeat it to us.

Sridhar

Okay not a problem.

Louis

Can you here me now?

Sridhar

Much better.

Louis

Okay. Fiscal 05 was a fantastic year for many of the Indian providers, but when you look at Fiscal 06, it does seem that there growth is slowing year over year and even on a quarter-to-quarter basis, could you cover maybe top two or three reasons why we are seeing this slowdown in growth?

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Wipro Limited

Vivek Paul

Are you asking about our sequential quarter growth going from lets say 9% to about 6%?

Sridhar

He is talking about the industrial as such, where he sees the overall growth slowing down in the past few quarters.

Vivek Paul

I think that there is an overall moderation in technology spend. I mean, I think that you had a bit of a snapback spend last year, which is not there this year, and I think that what we are seeing is the overall economic environment in the US softening a little bit, I mean, we are seeing that.

Louis:

Would do you think that, for that reason that the most companies would look to cut their costs, and that the growth at least for something like this with the delta so significant would maintain a higher level?

Vivek Paul

I hate to be overly optimistic. But, if I look at our business and the great value proposition we have, we are in a great position where, when the business is good for our customers, we do well. When business is bad for them we do well, and when business is moderate for them we do well. The only time we do not do well is when there is uncertainty. And, I think right now, nobody is seeing any dramatic uncertainty, it is just a softening, and in that background I think that customers are going to continue to push the lever for as much productivity as they can do to fight off inflationary pressures...

Louis

Okay, any other reasons two or three, do you think there was a bounce back just because of may be a stagnation going into the election and after the... getting into the election.., unleashing of more of an active business.

Vivek Paul

See, Louis you are inviting me to play economist, which is always dangerous. I truly believe that we have seen over the last quarter a softening on the consumer spending side and a softening on the industrial spending side, and if you add on top of that the inflationary stuff has crept it, companies are beginning to sort of you know tighten their sales, and we are seeing that, and we are seeing them begin to take a much more cautious stance on spending.

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Wipro Limited

Louis

Just one more quick one on your India and APAC Technology business, which was quite strong, one, can you explain why it was so strong? And two, would you expect that continuing into the new fiscal year?

Sridhar

Suresh, did you get the question.

Suresh Vaswani

Ya, if you could repeat, that would be good.

Sridhar

Ya, the question is that why are you seeing strong growth in APAC, and how do you see that going forward this year, coming year?

Suresh Vaswani:

See, APAC and Middle East, we have been inventing for about the last three years now, and we still have a lot of room to grow, lot more we could be doing and we are focusing on it in terms of making sure that we have all our service lines focused in two specific markets, Australia, and the middle east. In so far as the India is concerned, I think the market is certainly recovering, and has done pretty well, and we have kept ahead of the market growth, consistently across all our services lines, products, services, and software.

Sridhar

And how do you look at the coming year?

Suresh Vaswani

I think the India market continues to look positive, and we will continue to focus in terms of making sure that we stay ahead of the market growth. In Asia PAC and Middle East, our presence is growing, and I think we should be able to keep the same sort of pace in terms of growth.

Louis

Okay, thank you and good luck on the New Year.

Moderator:

Your next question comes from line of Julio Quinteros, from Goldman Sachs, please go ahead.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Winston Lane

Hi gentlemen, this is Winston Lane sitting in for Julio. We just have a couple of question, the first one, what are the margins in some sense that we need to factor in for the June quarter, specifically would you provide us some more color on wages, discretionary spending, and then depreciation trend that you are seeing for the June quarter?

Suresh Senapaty

Our overall guidance is, as you know, we give guidance only for the quarter in terms of the global IT services revenue only. But I believe, see, like we have been saying the past, there are many levers on which we would still work on in terms of improving our operational efficiencies. There are areas in terms of appreciation of the currency as well as the compensation price, which will impact us. For the quarter 1, that is the coming quarter, our expectation is but for the exchange impact that it would have, our margins would be flattish.

Winston Lane

Okay, great. Another question. How much more do you think that you can squeeze out from the efficiency gains that you talk about?

Vivek Paul

Let me talk about that. I think that last year we have seen a lot of stretching of the SG&A line, and I think this year what we are going to see is some re-investment, we are not going to do much, but I think this may rise a little bit as a percentage of sales. I think that if you look at the operational efficiencies that come from utilization, that come from the ability to do more work offshore, that comes from balancing the skill mix and operating projects. I think those are all areas that continue to be ones that we can push on, and finally what is really exciting for us is early wins we have had, as we have embraced LEAN techniques into our software development, we are beginning to see as much as 30% cycle time as well as cost improvements, and if we can roll that out and capture that benefits, that is of enormous value, so I think that is one that, you know, one we are going to give up on little bit, one we are going to sort of continue to push on, and this one is pretty exciting.

Winston Lane

Okay, great. Congratulations on great quarter.

Moderator:

Next question comes from the line of Herschel, private investor, please go ahead.

Herschel

Hi, now I have a few questions, one is, how exposed are you to the US auto industry and what impact have you seen?

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Sudip Banerjee

You know, we have a fairly strong business in the automotive sectors within our manufacturing vertical, and that covers customers in the US, it covers customers in Europe and customers in Japan. One of our clients is in the US, about whom you probably heard or read a lot, which is General Motors, and we have fairly strong business with them. At this point in time, we do not see any imminent change in the way that business is moving forward.

Herschel

Okay. And the next is, I had bought your shares quite a while back, and they are under performing from the time I bought, now with this recent news of bonus share issue, I would think that the share price would go down because there is going to be an over supply and may be the demand is going to be flat or nearly flat. Now, with this in mind, what kind of confidence can you instill in individual investors like me to keep us vested with your company, invested in your company for a longer term, though the outlook for three year or five year period is really good, but in the short term what would you say.

Suresh Senapaty

I think if you look at the past few quarter we have been able to post a very very decent growth, both in terms of revenue terms as well as in the net income terms. In terms of margin expansion that we saw, we have been able to improve upon lot of operating parameters we have been able to achieve it. If you look at the customer adds, service lines add, and the geography penetration. I think, all in all, and despite this fact that there is a little bit of moderation in the demand that we are talking about, we think that offshore continues to be the main thing. The value proposition of the Indian IT services company continues to be strong, and therefore in medium to long term, we see a very sustainable momentum so far as the growth is concerned, and our objective of giving this particular bonus share is primarily to make sure that we have more number of shares, it enhances liquidity in the system to be able to ensure more participants in the owning of the company.

Herschel:

Okay, and in addition to development centers in India, I believe you have a few other development centers around the world, now what kind of a mix in terms of service offerings are you doing from those development centers compared to those in India?

Vivek Paul

Just to give everybody else a fair chance, I am afraid this will be the last question we will answer for you. I think that in terms of development centers outside India, we already have development centers in the US, in Europe. In US we have then Seattle, in Mountain View, and we have it in New Jersey. And In Canada, we have it in Windsor Canada. In Europe, we have in Reading, in Kiel and in Munich. And in Asia we have development centers obviously in India as well as in China. We continue to balance the workload as customers require. We don’t have religion in terms of country versus another, and depending on where the demand comes in from, we have been very open to move that around.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Herschel:

Okay, thanks.

Moderator:

Your next question comes from Neil Mellquist from Alliance Capital Management. Please go ahead.

Neil:

Good morning and congratulations on excellent results. Two questions; one, could you go down a little bit further into your different levers you have on margin, and which of those whether it is utilization or the balance of, you know, onshore/offshore, which one, or even the 6 sigma, which one do you sort of have the most confidence in that you can push more aggressively. That’s question one. And question two, could you talk little bit, within the pharmaceutical vertical where you saw that uptick, was it coming from US or European, and any more specifics if you can make on that would be appreciated. Thanks.

Balakrishnan

I will handle the first portion of the question and my colleague Sudip Banerjee will handle the second portion. In terms of the levers we have as Vivek explained, basically there are four major levers, which he proposed. The first one is on the utilization, second one is on offshore mix, and third one is in terms of the skill set mix, and fourth one is on the Lean initiative. If you look at the utilization for the last quarter, we ended up at 68%, and at the peak of levels we operated in, if you go back and see in the past is about 71 or 72%, that is the headspace we have. And on the mix..

Neil

You are talking about the gross utilization right?

Balakrishnan

Yes.

Suresh Senapaty

This is the gross utilization in terms of total head count billed versus total head count being paid for including the support staff, including the training and everything else you can put together.

Balakrishnan

So on the utilization, we have over 3-4 percentage point more, is the peak that we have achieved in the past. So, that is the headspace we have. And the offshore mix, currently we are operating at 45%. If you look at the many of our industry peers they are operating around 48-49%. We feel at least 2 to 3% headspace is there on that front. On the skill-set, last 3-4 years we weren’t there, where we are making progress and will continue to get a good amount of leverage on that front.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Neil:

I am sorry, could you just repeat the offshore utilization again.

Balakrishnan:

Offshore, currently we are at 45% for the last quarter and we feel there are about 2-3% scope is there in terms of improving it, may not happen in the immediate term but that is the scope which is available.

Sridhar

That is, the revenue mix between offshore/onsite is 45:55 and he says that the peers are doing 48%, so there is a headspace up to 3% for us to go from 45 to 48.

Neil

Okay.

Balakrishnan

And I will ask Sudip to handle the second question.

Sudip Banerjee:

Well, pharmaceutical is a new vertical for us, and we have acquired the first few customers within the last 12 months, and between US and Europe there is no particular pattern, they are pretty much even in terms of the number of pharma customers that we have from the two geographies. In terms of the prospects again, there is no particular pattern. We are having a lot of traction. We are seeing traction from both customers in the US as well as from Europe.

Neil

And what sort of functions are you guys doing from the pharma companies?

Sudip Banerjee

Host of activities, we are doing work in the application development and maintenance area. We are doing work in the package implementation area. We are running a lot of pilots on very specific pharmaceutical applications like clinical data management.

Neil

Okay. Thank you very much.

Moderator:

You next question comes from the line of Ajay Diwan from Seligman. Please go ahead.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Ajay:

Thank you. My questions have already been answered. Thank you.

Moderator:

Okay, we will move on. Your next question comes from Bhuvnesh from CSFB, please go ahead.

Bhuvnesh

Hi sir, congratulation on good results. It is Bhuvnesh from CSFB. I was wondering that this quarter our forex rate, the US dollar to rupee rate, suddenly dipped significantly. What was the reason for that?

Lakshminarayana:

Ya. The reasons primarily are three factors. One is the drop in the spot rate. Quarter ending December, the average spot rate for rupee-dollar was 44.70, which dropped to about 43.70 for the quarter ending March. The second factor was that there was similar significant drop in the rate of currency for crosses, which is pound, sterling and the Euro. And the third reason was that as we had taken the covers earlier, the rates at which we had the covers mature now are getting progressively at lower rates. These three factors have contributed to the overall decline in rate.

Suresh Senapaty

But, if I may supplement, I think relatively it looks little higher decline because in quarter ending December the rates were far superior in comparative terms as a result of which the data looks higher.

Bhuvnesh:

If I may just ask for a clarification, see, our forex rate, which we take is just based on the forward rate which we have contracted earlier, and it was 45.1 last quarter. This quarter suddenly dropped to 43.8. So, that seemed a significant fiscal drop to me as such.

Lakshminarayana:

Ya, Bhuvnesh, the only...

Suresh Senapaty

That was the Indian GAAP rates.

Lakshminaryana:

The issue that you are missing out is that, what we have covered was primarily on the rupee-dollar leg. We have close to 20% of our revenues are billed in non USD currency, those legs are not covered, they are open to the fluctuations in the market. For instance, the average rate on the pound sterling in the quarter ending December was 1.92 to 1.93 to the dollar. In the quarter ending March was close to 1.87 to 1.88. Similarly, on the Euro, it dipped from about 1.33 to the dollar to about 1.27 to the dollar. So,

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

these significant movements on 20% of revenues coupled with a similar appreciation on the dollar, all added to making this particular move.

Bhuvnesh:

Can you just clarify that how much this movement, what was its impact on our margins. How much it impacted our margin side?

Lakshminarayana:

Basically on the margin front, the appreciation of currency impacted operating margins by 0.8%.

Bhuvnesh:

Okay. That’s fine. Thanks a lot.

Moderator:

We have time for just one last question, and it comes from line of Mayank Tandon from JMS. Please go ahead.

Mayank:

Thank you. Lan, I just wanted to get some clarity on that rupee-dollar impact. That is a negative 0.8% on the operating margin line, is what you said?

Lakshminaryana:

Yes, that is right. On the operating margin line, but if you include at segment level, we have include the currency and account for the changes between the Indian GAAP and the US GAAP, it kind of gets negated for forward contracts between Indian GAAP and US GAAP on cash-hedge accounting.

Mayank:

Okay, so on a consolidated basis, it is 0.8% negative percent impact on the operating line?

Lakshminarayana:

That is correct.

Mayank:

Okay, and just if I could also get one more housekeeping item, could you or Suresh, please give us the diluted share count that we should use for US GAAP purposes for the quarter-ended March?

Lakshminarayana:

For the quarter ended March, going by the segment table, the rate you need to assume is 44.44.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Mayank:

I am sorry, the share account, the diluted share account.

Lakshminaryana:

Diluted share account, I will just give it you in a moment.

Suresh Senapaty:

Well, the split will be impacted much later after the shareholder’s approval, and this will be sometime in about July-August timeframe. So, the number of shares outstanding will continue to be broadly same as it was as of December end.

Lakshminarayana:

Diluted shares for the year ending March 31, is 699.92 million shares.

Mayank:

And that is what we should use for also the quarter ended March, just to be clear because it will give us 15 cents in terms of GAAP EPS.

Lakshminaryana:

We will just come back to you.

Mayank:

Okay sure.

Sridhar

If you don’t mind, I will give you offline that information to you.

Mayank

Sure, just a final question here. Vivek, if you could please comment on Transco, your biggest account, obviously this quarter seemed to actually grow almost in line with the company or little bit lower and also if you could just talk about your BPO initiative that I think you mentioned upfront in your initial comments. Thank you.

Sudip Banerjee

Sudip Banerjee here. On Transco, you know, we do not have any specific comments on individual customers. In general, I think we have had very good growth in all our top 10 customers, and the volume growth for the top 10, average of the top 10 has been 9.6%. I will hand over to Raman for the BPO.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Raman

See, on the BPO strategy, at this point of time, out of the 24 customers that we service for BPO business, about 38% of that business is the existing customers of our technology business. Also in terms of the pipeline and what we are seeing and the traction that we are seeing, that is with the existing technology customers. Customers are looking at higher value add and they are bring in needs for transaction processing kind of business where the domain knowledge, which we have demonstrated on the IT side of the business, they want to leverage that on the BPO side of the business. So, what we are looking towards doing is consolidating that need and presenting a single front to the customer as we transform our business towards the non-voice side of the business in line with needs of our customers.

Lakshminarayana

Ya, and just to give the data that you asked before. For the quarter, the weighted average diluted shares were 703 million.

Mayank

Okay, that is very helpful. And, just one last question, can you comment on the hiring plans for fiscal 06, at all, even broadly just in terms of how it breaks out seasonally as you look at campus versus lateral recruiting.

Suresh Senapaty

We do not specifically give any guidance with respect to the hiring plans, but all we are saying is the guidance that we have given will be more volume driven and consequently the hiring would be to the plan. And so far as the mix of lateral and fresh is concerned, we already have been improving the percentage of mix of reduction in the lateral hiring, more of the fresh hiring. And year on year, we have been able to improve it by about 10 to 15%, and we will continue to optimize on that lever.

Mayank:

Okay. Thank you.

Sridhar

If we don’t have any other questions, I think. thank you very much. Do you have any other questions operator?

Moderator:

No, we do not.

Sridhar

Okay. Thank you very much, and if you have any further questions, please do get in touch with me on my cell phone and the entire proceedings are being archived, over to the operator.

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited

Moderator:

Ladies and gentlemen that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

*****

Q4 & Full Year 2004-05 Earnings Call -7:15 PM IST, April 22, 2005
Wipro Limited